600 Third Avenue, 42nd Floor, New York, NY 10016 · (212) 684-0199

June 21, 2022	Daniel L. McAvoy (212) 413-2844 (917) 725-8511 Fax dmcavoy@polsinelli.com

VIA EDGAR

United States Security and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Fintor Assets, LLC Amendment No. 1 to Offering Statement on Form 1-A Submitted May 20, 2022 CIK No. 0001874978

Ladies and Gentlemen:

On behalf of our client, Fintor Assets, LLC (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-captioned offering statement on Form 1-A, as amended (the “Offering Statement”). In connection with this letter, the Company is today filing Amendment No. 2 to the Offering Statement (the “Amendment”) via EDGAR.

For your convenience, each of the Staff’s comments included in its letter dated June 13, 2022 is reprinted below in italics, and is followed by the Company’s response.

Amended Draft Offering Statement on Form 1-A filed on October 13, 2021

Property Disposition Fee, page 31

1.	Refer to prior to comment 2. We note you continue to state on page 31 and elsewhere that it is expected that this disposition fee charged to a series will range from five to eight percent of the property sale price. We also note your revised disclosure that the Manager currently anticipates that its disposition fee for the property will be 8%. Given the range of this fee, please clarify the amount of the fee and how the fee will be determined for the series #SWEET property.

RESPONSE: In the Amendment the Company has disclosed that the disposition fee for the #SWEET property is expected to be 8% of the gross sales price of that property. This fee is intended to cover property sale expenses such as brokerage commissions, and title, escrow, closing costs and other cost associated with disposition. The Company does not anticipate selling the #SWEET property for at least three years (as noted in the Offering Statement), therefore, the specific amount of the disposition fee is currently underminable. The Offering Statement discloses the factors the Company expects to evaluate to determine when and whether to sell a property. In the Amendment that disclosure has been enhanced. For example, please see the disclosure on page 31 under the subheadings “Disposition Policies” and “Property Disposition Fee.”

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June 21, 2022

In the Amendment, on page 39, additional disclosure under the subheading “Potential Disposition” has been added regarding the anticipated disposition fee for the #SWEET property and the projected expenses and factors the Manager analyzed (and, at the time of sale expects to analyze) to determine the amount of the anticipated fee for the property.

Property Overview, page 37

2.	Refer to prior comment 4. Please clarify who provided the home appraisal on the #SWEET property produced by a third party on March 17, 2022. Please file the consent of the third party as an exhibit. Provide the disclosure required by Item 13(b) of Part II of Form 1-A, as applicable.

RESPONSE: In the Amendment the Company has removed the reference to the home appraisal report.

Plan of Operations, page 40

3.	Please provide expanded disclosure in response to prior comment 5 to clarify what factors you will take into account when determining whether a disposition of the properties will occur.

RESPONSE: In the Amendment additional disclosure has been added on page 31 under the subheading “Disposition Policies” to identify and clarify factors the Manager will take into account when determining whether to dispose of properties. In addition, the disclosure under the “Plan of Operations” has been expanded to identify and clarify the factors the Manager will take into account to determine whether to dispose of a property.

Signatures, page 57

4.	Refer to prior comment 11. The offering statement should be signed by each of your principal financial officer, principal accounting officer, and a majority of the members of its board of directors or other governing body. Please further revise your signatures section to indicate in each capacity each person is signing.

RESPONSE: In the Amendment the signature block has been revised to clarify the capacities of each person who has signed the Offering Statement on behalf of the Company and its Manager.

If you have any questions or would like further information with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 212-413-2844 or by email at dmcavoy@polsinelli.com.

Sincerely

/s/ Daniel L. McAvoy

Daniel L. McAvoy